

May 22, 2014

Via E-mail
Jon J. Eberle
Senior Vice President, Chief Financial Officer and Treasurer
HMN Financial, Inc.
1016 Civic Center Drive Northwest
PO Box 6057
Rochester, MN 55901

  Re: **HMN Financial, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2013
    Filed March 11, 2014
    File No. 000-24100

Dear Mr. Eberle:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10K For the fiscal year ended December 31, 2013

Management's Discussion and Analysis, page 17

1. In future filings, please revise your five year nonperforming assets table to include a specific line item for both non-accrual loans and troubled debt restructurings for each year. We note Item III.C of Guide III and the related instructions.

Exhibit 13

Notes To Consolidated Financial Statements

Note 1 Description of the Business and Summary of Significant Accounting Polices
Loans Receivable, net, page 30

2. Please revise your future filings to disclose how often you obtain updated third party appraisals for your impaired collateral dependent loans and if this policy varies by loan type. Describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Also, quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

Note 19 Fair Value Measurement, page 53

3. We note on page 30 of Exhibit 13 that appraisals are subject to frequent adjustments. Please tell us how you determined that collateral dependent loans valued using appraisals should not be classified as level 3 in the fair value hierarchy.

Form 8-K filed May 15, 2014

4. Please revise your Form 8-K to disclose the date in which the Audit Committee of the Board of Directors voted to approve the change in accountants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jon J. Eberle
HMN Financial, Inc.
May 22, 2014
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3492 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant